12010233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington, DC

SEC FILE NUMBER
8- 52494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave, Suite 350 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Member
Title

Dorothy Moravec
Notary Public
my commission expires 4/26/2016

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

We have audited the accompanying statements of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 13 through 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 22, 2012

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2011 and 2010

		2011	2010
Assets			
Current assets:			
Cash and cash equivalents	$	99,844	262,915
Restricted cash		20,664	50,000
Commissions receivable		9,734	28,545
Prepaid expenses and other assets		12,815	34,862
Receivable from clearing organization		1,084	-
Due from related party		1,788	-
Investment securities		-	117,638
Accrued interest		-	1,682
Total current assets		145,929	495,642
Property and equipment, net		70,510	87,815
	$	216,439	583,457
Liabilities and Members' Equity			
Current liabilities:			
Commissions payable		13,137	49,108
Accounts payable		2,365	33,223
Payable to clearing organization		-	53,739
Accrued retirement		-	101,019
Total current liabilities		15,502	237,089
Members' equity		200,937	346,368
	$	216,439	583,457

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Operations

Years ended December 31, 2011 and 2010

		2011	2010
Revenues:			
Commission income	$	313,138	470,065
Investment advisory fees		7,628	2,606,191
Other		111	87,000
		320,877	3,163,256
Expenses:			
Compensation and related benefits		130,826	1,257,811
Commission expense		70,375	430,697
Occupancy and equipment rental		17,597	178,224
Consulting fees		9,500	29,561
Communications		7,507	123,607
Clearing and execution charges		583	137,249
Other operating expenses		34,964	228,701
		271,352	2,385,850
Operating income		49,525	777,406
Other income (expense):			
Net realized and unrealized gains on investment securities		428	1,331
Loss on disposal of assets		(1,524)	-
Interest and divident income		1,580	5,698
Impairment loss on customer list		-	(1,221,800)
		484	(1,214,771)
Net income (loss)	$	50,009	(437,365)

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2011 and 2010

	Member units		Total members' equity
Balance as of December 31, 2009	2,575	$	1,600,869
Members' draws	-		(817,136)
Net loss	-		(437,365)
Balance as of December 31, 2010	2,575		346,368
Members' draws	-		(195,440)
Net income	-		50,009
Balance as of December 31, 2011	2,575	$	200,937

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income (loss)	$	50,009	(437,365)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Impairment loss on customer list		-	1,221,800
Net realized and unrealized gains on investment securities		(428)	(1,331)
Loss on disposal of assets		1,524	-
Depreciation and amortization		22,818	26,356
Changes in operating assets and liabilities:			
(Receivable) payable to clearing organization		(54,823)	80,918
Commissions receivable		18,811	3,922
Prepaid expenses and other		21,941	(2,950)
Accounts payable		(30,858)	7,235
Accrued retirement		(101,019)	11,544
Commissions payable		(35,971)	(281)
Net cash (used in) provided by operating activities		(107,996)	909,848
Cash flows from investing activities:			
Proceeds from sales of investment securities		11,636	21,926
Proceeds from restricted cash		29,336	-
Note receivable - member		-	90,000
Capital expenditures		(7,037)	(42,866)
Net cash provided by investing activities		33,935	69,060
Cash flows from financing activities-members' draws		(89,010)	(817,136)
Net (decrease) increase in cash and cash equivalents		(163,071)	161,772
Cash and cash equivalents, beginning of year		262,915	101,143
Cash and cash equivalents, end of year	$	99,844	262,915
Noncash investing and financing activities:			
Distribution of investment securities to member	$	106,430	-

See accompanying notes to financial statements.

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a registered investment advisor with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. During 2011, most of the Company's revenue was derived from commission income, and during 2010, most of the Company's revenue was derived from investment advisory fees.

During 2009 and 2010, the Company began transferring customer accounts, after approval by the customer, to Triangle Securities Wealth Management Company, Inc. (TSWM), a company affiliated by common ownership and established as a registered investment advisor. By January 31, 2011, all accounts had been moved to TSWM so that going forward, the Company's primary source of income will be mutual fund trails.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions and other costs owed to the Company from a clearing broker have been recorded as a receivable from the clearing organization.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Customer List

Intangible assets are reviewed annually for potential impairment. Whenever events or circumstances indicate that carrying amounts may not be recoverable an impairment loss is recognized. During 2010, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list exceeded its fair value due to the transfer of customer accounts as described in note 1. Accordingly, an impairment loss of $1,221,800 was recognized in the statement of operations for 2010.

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis.

Advertising Expense

Advertising costs are expensed as incurred and totaled $10 for 2011 and $6,689 for 2010.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit at a financial institution as of December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Payable and Receivable from Clearing Organization

Amounts receivable from clearing organization consist of net commissions totaling $1,084 as of December 31, 2011. Amounts payable to clearing organization consisted of net commissions totaling $53,739 as of December 31, 2010.

(4) Investment Securities

Investment securities consist of the following as of December 31, 2010:

	Net unrealized losses	Estimated fair value
Municipal bond securities	$ (1,021)	$ 117,638

(5) Fair Value Measurements of Financial Instruments

Financial instruments other than investment securities held by the Company include cash and cash equivalents, receivables, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(6) Property and Equipment

Property and equipment consist of the following:

	2011	2010
Equipment	$ 110,091	115,694
Furniture	101,144	101,144
Vehicle	68,632	68,632
Leasehold improvements	15,094	15,094
Landscaping	37,287	37,287
Software	21,780	21,028
	354,028	358,879
Less accumulated depreciation and amortization	(283,518)	(271,064)
	$ 70,510	87,815

(7) Commitments and Contingencies

Clearing Agreement

On August 1, 2000, the Company entered into an agreement with a broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. Effective January 1, 2008, the Company renewed their agreement with the Clearing broker-dealer under the same terms described below. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

(7) Commitments and Contingencies, Continued

Clearing Agreement, Continued

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and was automatically renewed for additional one-year terms unless notification of termination by either party occurs. The Company terminated the agreement effective January 31, 2011 and currently has no plans to renew the agreement.

On February 5, 2008, the Company entered into an investment manager service agreement with Charles Schwab Institutional ("Schwab"). Pursuant to this agreement, the Company will forward customer securities transactions to Schwab, fully disclosing the customer name and other information. The processing pertaining to the security transactions is performed by Schwab. The customer account is therefore maintained and recorded in the books and records of Schwab on the Company's behalf. The agreement may be modified or terminated by either party upon thirty days written notice.

Consulting Agreement

On July 1, 2009, the Company entered into a consulting agreement. Pursuant to the terms of the agreement, the consultant will act as a fixed income research analyst tasked with developing fixed income strategies for Company clients for a monthly fee of $5,000 until September 2010, when the agreement was amended to reflect an increase in monthly fee to $6,250. During 2011, the agreement was amended again to reflect an increase in monthly fee to $10,500. Either party may terminate the agreement for any reason on thirty days written notice. TSWM incurred this expense in 2011.

(8) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(9) Leases

The Company and TSWM lease its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009. A third amendment was signed subsequent to December 31, 2009, which provided for a minimum annual rental of $120,000, commencing on January 1, 2010 and ending December 31, 2014.

During 2011 and 2010, the Company paid $12,600 and $113,650 in rent to this affiliated entity. During 2011, TSWM incurred the remaining of the rent expense. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2011 are as follows:

Year ending December 31,	
2012	$ 120,000
2013	120,000
2014	120,000
	$ 360,000

(10) Related Party Transactions

The Company entered into an expense sharing agreement with TSWM, whereby, certain expenses will be assumed by TSWM and allocated to the Company and vice versa. The Company received management fees totaling approximately $131,000 for 2011 and $409,000 for 2010 from TSWM. The Company also paid $166,435 of management fees to TSWM for 2011. The management fees have been recorded to the related expense accounts, including compensation, broker payroll, rent and research.

See note 9 concerning the Company's facilities lease.

(11) Retirement Plan

During 2010, the Company had a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covered all employees of the Company who had completed one year of eligible service and were at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan.

No discretionary matching contributions were made for 2010. The Plan also allowed for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. These contributions totaled $102,303 for 2010. The Company's share of the plan expense for 2011 totaled $7,322.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2011, the Company had net capital of $95,160 which was $90,160 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company maintains a special account for the exclusive benefit of customers.

(13) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2012, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31, 2011 and 2010

		2011	2010
Net Capital:			
Members' equity	$	200,937	346,368
Deductions:			
Non-allowable assets		105,777	122,864
Haircuts on securities		-	6,051
Net capital	$	95,160	217,453
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	2,365	33,223
Accrued retirement		-	101,019
Commissions payable		13,137	49,108
Payable to clearing organization		-	53,739
Total aggregate indebtedness	$	15,502	237,089
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	1,033	15,814
Minimum dollar net capital requirement (B)	$	5,000	50,000
Net capital requirement - greater of (A) or (B)	$	5,000	50,000
Excess net capital	$	90,160	167,453
Ratio of aggregate indebtedness to net capital		0.16	1.09
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2011):			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	95,435	220,815
Audit adjustments:			
Accounts payable		(275)	(3,362)
Net capital per above	$	95,160	217,453

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

During 2011, the Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

During 2010, the Company claimed exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

During 2011, the Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

During 2010, the Company claimed exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2012